Exhibit 99.1
February 22, 2010
Ms. Lee Ann Anderson
San Juan Basin Royalty Trust
Compass Bank, Trustee
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116

Re:	Evaluation Summary San Juan Basin Royalty Trust Interests Proved Reserves As of December 31, 2009
Dear Ms. Anderson:
     As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests.
     Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved Reserves
		Producing	Non-Producing	Undeveloped	Total
Net Reserves
Oil/Condensate	- Mbbl	193.8	2.8	10.8	207.4
Gas	- MMcf	125,445.3	2,326.0	6,064.6	133,835.9

Revenue
Oil/Condensate	- M$	10,076.4	144.8	560.1	10,781.4
Gas	- M$	467,168.8	8,862.4	22,035.4	498,066.6

Production Severance Tax	- M$	43,499.9	820.7	2,060.1	46,380.7

Operating Expense	- M$	0.0	0.0	0.0	0.0

Operating Income (BFIT)	- M$	433,745.3	8,186.5	20,535.4	462,467.3

Discounted @ 10%	- M$	264,073.8	4,394.9	9,564.7	278,033.4
     The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.
     Prices were forecast in accordance with Securities and Exchange Commission guidelines using average annual prices of $3.262 per MMBtu (San Juan) and $61.18 per barrel (WTI Cushing). Gas price adjustments were specified by property with values ranging from 0.65 to over 1.50. The oil price was adjusted for an overall differential of -$9.20 per barrel.
     Operating expenses include direct lease operating expenses and administrative overhead. Investments include drilling costs, work-over costs and production equipment costs. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.
     The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

     The reserve estimates were based on interpretations of factual data furnished by ConocoPhillips (on behalf of Burlington Resources Oil & Gas Company LP) and the San Juan Basin Royalty Trust. Liquid and gas price information, cost and expense history, subject wells and ownership were supplied by ConocoPhillips and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.
     This report was prepared for the exclusive use of San Juan Basin Royalty Trust. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,
/s/ Cawley, Gillespie & Associates, Inc.
CAWLEY, GILLESPIE & ASSOCIATES, INC.
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